Exhibit 99.3

Weibo Corporation - Proof 2 6/30/2020 WEIBO CORPORATION TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING CLASS A ORDINARY SHARES OF WEIBO CORPORATION FOLD AND DETACH HERE Annual General Meeting FORAGAINST ABSTAIN Resolution 1 Resolution 2 Resolution 3 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. Address change Mark box, sign and indicate changes/comments below: Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

Weibo Corporation - Proof 2 6/30/2020 Annual General Meeting 1. As an ordinary resolution: THAT Mr. Charles Chao shall be re-elected as a director of the Company at this annual general meeting. 2. As an ordinary resolution: THAT Mr. P Christopher Lu shall be elected as a director of the Company at this annual general meeting. 3. As an ordinary resolution: THAT Mr. Gaofei Wang shall be elected as a director of the Company at this annual general meeting. Weibo Corporation JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Annual General Meeting (the “AGM”) of Weibo Corporation, a Cayman Islands company, (the “Company”) will be held at 2:00 p.m. (Beijing time), on Thursday, August 13, 2020, at 7/F, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares of the Company (the “Shares”) represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the AGM, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), August 10, 2020. Only the registered holders of record as of the close of business on July 8, 2020, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADSs representing Shares of the Company, of record on July 8, 2020, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the AGM the underlying Shares of the Company represented by ADSs, in accordance with the instructions given on this card. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on August 10, 2020. To view the proxy materials, please visit http://phx.corporate-ir.net/phoenix.zhtml?c=253076&p=irol-agm JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.